CERAGON NETWORKS LTD.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2005

CERAGON NETWORKS LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registration in connection with Rule 12g3(b): 82 – ____________

CERAGON NETWORKS LTD.

Signature

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2005	CERAGON NETWORKS LTD. BY: /S/ Norman Kotler —————————————— Norman Kotler General Counsel and Corporate Secretary

Exhibit Description

Exhibit A	–	Press Release: Shraga Katz to Retire from Ceragon Networks; Ira Palti appointed President and CEO